ELINE ENTERTAINMENT GROUP, INC.

P.O. BOX 26496

SCOTTSDALE, AZ 85255

602.793.8058

September 30, 2022

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eline Entertainment Group, Inc.
Amendment 1 to Registration Statement on Form 10-12G
File No. 000-30451
Filed September 21, 2022

Dear Mr. Costello

Set forth below is the response for Eline Entertainment Group, Inc. a Wyoming corporation (“EEGI “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated September 28, 2022, with respect to our Amendment 1 to Registration Statement Form 10-12(g), filled on September 21, 2022.

Amendment No. 1 to Registration Statement on Form 10-12G filed September 21, 2022

Item 1. Business, page 1

1.        We note your response to comment 2 and reissue the comment. Please specifically state whether there are any ongoing discussions or negotiations involving any merger candidate.

Response:

The following language was inserted:

The Company has not engaged in any ongoing discussions or negotiations regarding a potential business combination.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

2.        We partially reissue comments 3 and 4. Please update the disclosure in this section as of the most recent practicable date, rather than the December 31, 2021 date provided. In addition, please provide clear disclosure that so long as Small Cap Compliance owns at least one share of Preferred D shares, it will have the majority of the voting power of the company stock outstanding. Please also revise to include Ms. Keaveney separately in the table, as required by Item 403(b) of Regulation S-K. Lastly, please disclose the ownership of officers and directors as a group.

Response:

The following language was revised:

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The following table sets forth, as of September 30, 2022, the number of shares of common stock owned of record and beneficially by our executive officer, director and persons who beneficially own more than 5% of the outstanding shares of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class

Small Cap Compliance, LLC*	1 Preferred D Shares**	100%
Control Person/Rhonda Keaveney	20,000,000 Restricted Common Shares	.002%
PO Box 26496
Scottsdale, AZ 85255

Christopher Davies	600,000,000 Restricted Common Shares	.07%
5514 NW Terrance
Coconut Creek, Fl 33073

Security Ownership of Management as a Group	Amount and Nature of Beneficial Ownership	Percentage of Class

Rhonda Keaveney, CEO, Secretary, Treasurer, Director *	1 Preferred D Shares**	100%
	20,000,000 Restricted Common Shares	.002%

**As long as Small Cap Compliance owns at least one share of Preferred D shares, it will have the majority of the voting power of the company stock outstanding.

Item 5. Directors and Executive Officers, page 16

3.        We note your response to comment 6 and reissue the comment. Please include risk factor disclosure highlighting the risks associated with Ms. Keaveney's and Small Cap Compliance's current involvement with other companies for which she serves as the custodian, including, but not limited to, potential conflicts in searching for a merger candidate. In addition, please specifically identify each of the current business involvements of Ms. Keaveney and Small Cap Compliance.

Response:

The following language was revised;

At this time Ms. Keaveney is CEO, Director, Secretary and Treasurer of the following custodian companies. Ms. Keaveney was appointed as custodian through her company Small Cap Compliance, LLC. The custodianships have been terminated for all companies listed below.

Eline Entertainment Group, Inc.

Reynaldo’s Mexican Food Company, Inc.

Vestiage, Inc.

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Ms. Keaveney is currently searching for suitable merger candidates for each business, and there are potential conflicts when managing 3 public companies:

•	Finding a suitable merger candidate
•	Continuing to fund multiple companies
•	Time management for multiple companies
•	Maintaining regulatory compliance for multiple companies
•	Small Cap Compliance, LLC is majority shareholder for each company

4.       We note your response to comment 5 and we reissue the comment. Within your registration statement, please provide a breakdown of Ms. Keaveney and Small Cap Compliance's experience over each of the past five years, disclosing their prior performance history with such shell companies, including:

• The company's name;

• Their relationship with the company;

• Whether the company has engaged in a business combination;

• Whether the company registered any offerings under the Securities Act; and

• Whether any transaction resulted in termination of their association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

In addition, please specifically note the experience, qualifications, attributes or skills that led to the conclusion that Ms. Keaveney should serve as a director, as required by Item 401(e) of Regulation S-K.

Response:

Item 5. Directors and Executive Officers on the Form 10 requires that the registrant furnish the information required by Item 401 of Regulation S-K (§229.401 of this chapter). I’m trying to locate the rule that states my experience would include such detailed information on each company that Small Cap Compliance, LLC acted as custodian, please advise.

The custodianship table was revised to be included in the registration, rather than an exhibit.

The following language was revised:

Ms. Keaveney is the sole director of EEGI. Ms. Keaveney has experience in servicing as director of several public companies, as listed below. In her role as director for each of these companies, Ms. Keaveney was responsible for implementing and assessing the company’s operating plan. This entailed the following:

•	financial literacy in assisting auditors and accountants in preparing financials (filing financial reports with OTC Markets and Form 10s)
•	extensive knowledge of compliance regulation in administration of daily management matters for public companies (drafting board minutes, negotiating with creditors, compliance with transfer agent regulation, regulatory compliance)
•	corporate governance experience that supports transparency and protection of shareholder interests (holding shareholder meetings, posting financial reports and disclosure statements, filing Form 10s and working with outside counsel to maintain compliance)
•	knowledge and experience of the specific state statutes that govern board governance for each company that Ms. Keaveney is director (each state has its own statutes that require public companies comply with state of incorporation rules)
•	experience in drafting board of director documents and compliance with the differing state statutes
•	hiring outside contractors to maintain compliance and transparency (attorneys, auditors, accountants)

At this time Ms. Keaveney is CEO, Director, Secretary and Treasurer of the following custodian companies. Ms. Keaveney was appointed as custodian through her company Small Cap Compliance, LLC. The custodianships have been terminated for all companies listed below.

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Item 6. Executive Compensation, page 17

5. We reissue comment 7. Please provide the summary compensation table, as required by Item 402(n) of Regulation S-K. Please disclose all compensation, direct and indirect, as required by Item 402(m)(1). We note that Small Cap Compliance, LLC, controlled by Ms. Keaveney, was compensated for its role as custodian.

Response:

For each of the fiscal years ended December 31, 2021 and 2020 there was no direct compensation awarded to, earned by, or paid by us to any of our executive officers.

Small Cap Compliance, LLC was appointed custodian in 2022 and compensated in stock for custodian services and payment of company debt in the amount of 1 share of Preferred D Stock and 10,000,000 shares of Restricted Common Stock. Small Cap Compliance, LLC is owned by Ms. Keaveney, the only officer, director and executive officer of EEGI. There has been no additional compensation.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Nonequity incentive plan compensation	Nonqualified deferred compensation earnings
Joshua Egleston	2020	0	0	0	0	0	0
Joshua Egleston	2021	0	0	0	0	0	0
Rhonda Keaveney/Small Cap Compliance, LLC	2022	0	0	1 Preferred D Share 10,000,000 Restricted Common Shares	0	0	0

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

Eline Entertainment Group, Inc.

By:	/s/ Rhonda Keaveney
:	Rhonda Keaveney
Chief Executive Officer

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